FOR MORE INFORMATION:
Haris Tajyar
Investor Relations Intl.
818-382-9702
htajyar@irintl.com

FOR IMMEDIATE RELEASE
JANUARY 7, 2008
LJ INTERNATIONAL ANNOUNCES RECEIPT OF NASDAQ ADDITIONAL STAFF
DETERMINATION LETTER AND DATE OF ANNUAL SHAREHOLDER MEETING
HONG KONG and LOS ANGELES, January 7, 2008 — LJ International Inc. (LJI) (Nasdaq/GM: JADE), a leading jewelry manufacturer and retailer, today announced that the Company has received an Additional Nasdaq Staff Determination Letter on January 3, 2008 indicating that the Company did not hold an annual meeting of shareholders, solicit proxies or provide proxy statements to Nasdaq during 2007. Therefore, the Company has not complied with Nasdaq Marketplace Rule 4350(e) regarding holding an annual meeting and Rule 4350(g) regarding solicitation of proxies and providing copies to Nasdaq, and this matter now serves as an additional basis for delisting the Company’s securities from the Nasdaq Stock Market.
The Letter stated that the Nasdaq Listing Qualifications Panel (the “Panel”) will consider this matter in rendering a determination regarding the Company’s continued listing on The Nasdaq Global Market and that the Company should present a compliance plan detailing the timeline for soliciting proxies and holding its annual shareholder meeting to the Panel in writing no later than January 10, 2008.
On December 28, 2007, the Company filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2006. As a natural consequence of this late filing, it was not able to timely prepare its proxy solicitation materials and annual report to shareholders, solicit proxies and convene its annual shareholder meeting by the December 31, 2007 deadline. Accordingly, the Company plans to submit a compliance plan to the Panel requesting the Panel to exercise its discretionary authority in favor of granting the Company the appropriate time necessary to properly convene its annual shareholder meeting and regain compliance with Nasdaq’s annual meeting and proxy solicitation requirements.
The Company intends to solicit proxies as soon as possible and hold its annual shareholder meeting on March 14, 2008.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.

About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues and earnings. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world and in China, introduction of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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